Exhibit 99.1

DHT Maritime, Inc. Reports Fourth Quarter 2008 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, February 10, 2009 – DHT Maritime, Inc. (NYSE:DHT) today announced results for the period from October 1 to December 31, 2008. Total revenues for this period were $30.9 million and net income was $11.9 million, or $0.30 per share (diluted). The Board of Directors of DHT has decided, after considering the strong operating results for the year and the Company’s current liquidity position, to pay a dividend of $0.30 per share for the fourth quarter 2008.  This includes an extraordinary dividend of $0.05 per share also paid for the third quarter 2008. The dividend will be paid on March 5 to shareholders of records as of the close of business on February 26, 2009.

DHT plans to host a conference call at 8:30 am ET on February 10, 2009 to discuss the results for the quarter. See below for further details.

Fourth Quarter 2008 Results

Total revenues for the fourth quarter were $30.9 million, an increase of $10.6 million compared to fourth quarter of 2007.  Total revenues for the quarter consist of $22.1 million in base charter hire and $8.8 million in additional hire under the company’s profit sharing arrangements with the charterer of the vessels, Overseas Shipholding Group, Inc. ("OSG"). Of the total base charter hire, $17.2 million relates to the seven vessels on time charter and $4.9 million relates to the two vessels on bareboat charter. Of the additional hire, $6.2 million relates to the three Very Large Crude Carriers (“VLCCs”), $2.3 million relates to the four Aframax tankers and $0.3 million relates to one of the Suezmax tankers, the Overseas Newcastle.

In the quarter ended December 31, 2008, DHT’s VLCCs achieved average time charter equivalent (“TCE”) earnings in the commercial pool of $62,300 per day (compared to $113,000 per day in the third quarter of 2008 and $38,500 per day in the fourth quarter of 2007) and the three Aframax tankers which operate in the Aframax International pool achieved average TCE earnings of $35,200 per day (compared to $43,000 per day in the third quarter of 2008 and $24,600 per day in the fourth quarter of 2007), according to data from the commercial pools. The Suezmax tanker Overseas Newcastle achieved average TCE earnings for the quarter of $45,100 per day compared to $55,000 per day in the third quarter.

In general, through the profit sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above the TCE of $35,000.

In the quarter ended December 31, 2008, revenue days were 276 for the VLCCs (compared to 274 revenue days in the fourth quarter of 2007) and 320 for the Aframaxes (compared to 364 revenue days in the fourth quarter of 2007).

DHT’s vessel expenses, including insurance costs for the quarter, were $6.2 million. Depreciation and amortization expenses were $6.6 million, general and administrative expenses were $1.4 million and net finance expenses were $4.8 million. DHT’s vessel expenses were negatively impacted by bunker consumption claims by the charterers for two of the Company’s VLCCs, bunker costs related to vessels on scheduled off hire and a one time cost related to change of technical management.

Market Update

The fourth quarter of 2008 benefited from an increasing number of vessels used for storage as a result of a significant oil price contango, increasing transportation distances and reduced viability of single hull tanker as well as weather delays in Bosporus and strikes at French oil terminals. This helped to better balance the demand and supply factors by offsetting the increase in the fleet from newbuilding deliveries with the effect of the reduced demand of cargo volume for seaborne oil transport.  The latter  a result of the recent cut in OPEC production and reduced demand for oil due to the uncertain global economic conditions.  The current low oil price is expected to delay further development of alternative energy sources and refocus on oil that would lead to increased demand for seaborne oil transportation.

With a spot market above the base charter hire rates and the profit sharing being based on a four quarter rolling average, there is the basis for the vessels to earn additional hire and generate cash flow over and above the base hire also in the first quarter of 2009.

Despite the recent downward pressure on ship values resulting from the uncertain market conditions, DHT maintains a strong balance sheet well within its financial covenants.  With its current liquidity position and steady cash flow from long term charters to OSG, a publicly listed company considered a strong counterparty in the industry, the Company is well positioned in the current economic downturn.

Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG until the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

The base hire component of each of our charters will provide for stable cash flow during the current volatile and uncertain market, as the Company’s charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessel is not off hire. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, we will have the opportunity to participate in any such excess under the profit sharing component of the applicable charter arrangements.

DHT’s two Suezmax tankers which are bareboat chartered to OSG, have their charter hire payable 365 days per year, and no operating expenses for the account of DHT. The vessels provide for stable earnings over the period of the charters. One of the two Suezmax tankers, the Overseas Newcastle, has a profit sharing arrangement.

Unlike the vessels on bareboat charter, vessels on time charter can go off hire. The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections that result in off hire. In addition to scheduled off hire, these vessels can be subject to unscheduled off hire for ongoing maintenance purposes.  Total days of off hire for running repairs and mandatory inspections amounted to 48 days during the fourth quarter of 2008 of which 46.5 days relates to special surveys.

Overseas Sophie successfully completed the vessel’s first scheduled Class Special Survey in the beginning of October resulting in 12 days off hire in the fourth quarter (for a total of 24 days including the 12 days of offhire incurred in the third quarter).

Overseas Cathy also successfully completed the vessel’s first scheduled Class Special Survey in November resulting in a total of 34 days off hire. The off hire period was affected by poor weather and tight yard scheduling of dock space.

Five vessels are scheduled for Class Special or Interim Surveys in 2009.  The three VLCCs are scheduled to undergo interim surveys in the second and third quarters of 2009, which are estimated to result in 5 days off hire per vessel.  Two of the Aframax tankers (Overseas Rebecca and Overseas Ania) are scheduled to undergo Class Special Surveys in the second and fourth quarter of 2009, which are estimated to result in 25 days off hire per vessel. Additional off hire may apply for deviation purposes.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	4Q 2008 Oct. 1 - Dec. 31, 2008 Unaudited	4Q 2007 Oct. 1 - Dec. 31, 2007 Unaudited	12 months Jan. 1 - Dec. 31, 2008 Unaudited	12 months Jan. 1 - Dec. 31, 2007 Audited

Shipping revenues	$30,871	$20,303	$114,603	$81,427

Vessel expenses	6,231	4,802	21,409	19,423
Depreciation and amortization	6,609	4,620	25,948	17,271
General and administrative	1,388	1,201	4,766	3,775

Total operating expenses	14,228	10,623	52,123	40,469

Income from vessel operations	16,643	9,680	62,480	40,958

Interest income	300	224	1,572	962
Interest expense and amortization of deferred debt issuance cost	5,075	3,961	21,904	14,457

Net income	11,868	5,943	42,148	27,463

Basic net income per share	$0.30	$0.20	$1.17	$0.91
Diluted net income per share	$0.30	$0.20	$1.17	$0.91

Weighted average number of shares (basic)	39,238,807	30,030,811	36,055,422	30,024,407
Weighted average number of shares (diluted)	39,238,807	30,034,022	36,055,422	30,036,523

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	Dec. 31, 2008	Dec. 31, 2007
	Unaudited	Audited
Current Assets
Cash and Cash Equivalents	$59,021	$10,365
Voyage receivables from OSG	8,791	1,547
Unrealized gain on interest rate swap
Prepaid Expenses	381	318
Prepaid Technical Management Fee to OSG	768	1,357
Total Current Assets	68,961	13,587

Vessels, net	462,387	398,005
Other assets incl. deferred debt issuance cost	1,148	1,337
Vessel acquisition deposits		9,145
Deferred Equity Offering Cost		134

Total Assets	$532,496	$422,208

Current Liabilities
Accounts payable and accrued expenses	$6,400	$4,409
Unrealized loss on interest rate swap	26,418	10,218
Deferred Shipping Revenues	7,855	7,006
Current instalment of long-term debt		75,000
Total Current liabilities	40,673	96,633

Long term debt	344,000	253,700

Total Stockholders equity	147,823	71,875

Total Liabilities and Stockholders' Equity	$532,496	$422,208

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 8:30 am ET on Tuesday February 10, 2009 to discuss the results for the fourth quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 966-5335 within the United States and +1-646-843-4608 for international calls. The passcode is “DHT Maritime”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

An audio replay of the conference call will be available from 4:00 p.m. ET on February 10, 2009 through February 17, 2009 by calling toll free (866) 583-1035 within the United States or +44 208 196 1998 for international callers. The passcode for the replay is 9453976#. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe
                      Phone: +44 1534 639 759 and +47 412 92 712
                      E-mail: info@dhtmaritime.com and eu@tankersservices.com